SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

HomeFed Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of class of securities)

43739D307

(CUSIP number)

Roland T. Kelly

Associate General Counsel

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

310-914-1373

(Name, address and telephone number of the person authorized to receive notices and communications)

February 15, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 43739D307	13D

1	Name of Reporting Person: S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Jefferies Financial Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 10,852,123
	8	SHARED VOTING POWER: -0
	9	SOLE DISPOSITIVE POWER: 10,852,123
	10	SHARED DISPOSITIVE POWER: -0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,852,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70.1%
14	TYPE OF REPORTING PERSON: CO

This Amendment No. 4 (this “Amendment No. 4”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on February 28, 2014, as amended (the “Schedule 13D”), and is filed by Jefferies Financial Group Inc. (formerly Leucadia National Corporation, “Jefferies” or the “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of HomeFed Corporation, a Delaware corporation (the “Company”) owned by Jefferies and its wholly owned subsidiaries. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background.

Jefferies, a New York corporation, is a diversified financial services company engaged in investment banking and capital markets, asset management and principal investing. Its principal business and principal office is located at 520 Madison Avenue, New York, New York 10022.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of Jefferies are set forth on Schedule I attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”) and are incorporated herein by reference.

None of the Scheduled Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Scheduled Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Information with respect to this Item is incorporated from Item 4 below.

Item 4. Purpose of Transaction.

Jefferies is proposing to the Company a transaction pursuant to which Jefferies would offer to acquire all of the outstanding shares of the Company’s Common Stock not already owned by Jefferies. The proposed transaction would entail Jefferies issuing two common shares for each share of the Company’s Common Stock to be acquired by Jefferies. Jefferies’ proposal will include a condition that the proposed transaction will require the approval of a majority of the outstanding shares of the Company’s Common Stock not already owned by Jefferies (or its affiliates), in addition to any other vote required by applicable law. Jefferies anticipates that the proposed transaction will be done on a tax-free basis.

It is anticipated that the proposed transaction will be considered by a Special Committee of the Company’s Board of Directors, comprised of Independent Directors of the Company’s Board, whose affirmative recommendation to the Company’s Board of Directors will be required under the applicable Stockholders Agreement between the Company and Jefferies for any proposed transaction to proceed, in addition to other corporate, legal and regulatory approvals. The terms and conditions of a proposed transaction will be set forth in definitive agreements with the Company (if any).

Certain substantial investors in the Company have encouraged Jefferies to make this proposal. Jefferies believes such investors will be supportive of the proposed transaction if a definitive agreement is reached between the Company and Jefferies, subject to the approvals described in the above paragraph, and that the majority of minority requirement will be satisfied. Jefferies does not admit that it is the beneficial owner of any of the Company’s Common Stock held by such other investors for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Jefferies does not expect to update the status of this proposal until definitive agreements are reached, the proposal is abandoned or Jefferies is otherwise required by law to provide additional disclosure. Additional information with respect to this Item is incorporated from Item 5 below.

Item 5. Interest in Securities of the Issuer.

The Reporting Person is the direct owner of 10,852,123 shares of the Company’s Common Stock representing approximately 70.1% of the Company’s outstanding shares of Common Stock.

Certain of the Scheduled Persons own shares of the Company’s Common Stock as follows.

Mr. Steinberg, the Chairman of the Board of the Company and of Jefferies, owns 774,362 shares of Common Stock and options to purchase 6,000 shares of Common Stock. Of the Common Stock reported to be owned by Mr. Steinberg, 3,486 shares of the of the Common Stock are owned by Mr. Steinberg’s wife as to which Mr. Steinberg may be deemed to be the beneficial owner, 89,325 shares of Common Stock are owned by trusts for the benefit of Mr. Steinberg’s children. Mr. Steinberg and his wife are trustees of a charitable trust that holds 42,381 shares of the Company’s Common Stock. Mr. Steinberg has indicated to Jefferies that he would be supportive of the proposed transaction described in Item 4 above. Mr. Steinberg’s current beneficial ownership in Jefferies is approximately 7.1%. If the proposed transaction is consummated on the terms contemplated, he will increase his beneficial ownership in Jefferies by approximately 0.5%.

Mr. Friedman, also a director of the Company and Jefferies, owns options to purchase 5,000 shares of Common Stock.

Except as otherwise described herein, the Reporting Person has not engaged in any transactions in Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As previously disclosed, the Reporting Person has agreed with the Company pursuant to that certain Stockholders Agreement, that to the extent its ownership of shares of the Company’s Common Stock exceeds 45% of the outstanding voting securities of the Company, the Reporting Person will limit its vote to no more than 45% of the total outstanding voting securities voting on any matter, assuming all of the total outstanding voting securities not owned by the Reporting Person vote on such matter. Any shares held by the Reporting Person in excess of this amount will not be voted and will be deemed non-voting shares. In addition, the Stockholders Agreement prohibits Jefferies from acquiring shares of the Company’s Common Stock without complying with the terms of the Shareholders Agreement. In connection with the proposed transaction described in Item 4 above, the Reporting Person may propose amendments to the Stockholders Agreement between Jefferies and the Company to facilitate the proposed transaction.

Item 7. Materials to Be Filed as Exhibits.

99.1	Press release issued by Jefferies Financial Group Inc. dated February 19, 2019.

99.2	Stockholders Agreement dated as March 28, 2014, by and between HomeFed Corporation and Jefferies Financial Group Inc. (formerly, Leucadia National Corporation) is incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated March 28, 2014 and filed April 3, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2019

Jefferies Financial Group Inc.

BY:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following information is provided for each of the directors and executive officers of the Reporting Person:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Name and Position	Business address	Citizenship
Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.

Brian P. Friedman (Director and President)	(1)	U.S.

Barry J. Alperin (Director)	(1)	U.S.

MaryAnne Gilmartin (Director)	(1)	U.S.

Jacob M. Katz (Director)	(1)	U.S.

Robert E. Joyal (Director)	(1)	U.S.

Michael T. O’Kane (Director)	(1)	U.S.

Joseph S. Steinberg (Director and Chairman)	(1)	U.S.

Linda L. Adamany (Director)	(1)	U.S.

Robert D. Beyer (Director)	(1)	U.S.

Francisco L. Borges (Director)	(1)	U.S.

Stuart H. Reese (Director)	(1)	U.S.

John M. Dalton (Vice President, Controller and Chief Accounting Officer)	(1)	U.S.

Teresa S. Gendron (Vice President and Chief Financial Officer)	(1)	U.S.

Michael J. Sharp (Executive Vice President and General Counsel)	(1)	U.S.

Rocco J. Nittoli (Vice President and Chief Compliance Officer)	(1)	U.S.

(1)	520 Madison Avenue, New York, NY 10022